Colicity Inc.

2300 Carillon Point

Kirkland, WA 98033

February 22, 2021

VIA EDGAR

Thomas Jones

Office of Manufacturing

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Colicity Inc.

Registration Statement on Form S-1

Filed February 5, 2021, as amended

File No. 333-252811

Dear Mr. Jones:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Colicity Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 23, 2021, or as soon thereafter as practicable.

Please call David A. Sakowitz of Winston & Strawn LLP at (212) 294-2369 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

Colicity, Inc.

By:	/s/ Steve Ednie
Name:	Steve Ednie
Title:	Chief Financial Officer

cc:	David A. Sakowitz, Winston & Strawn LLP